UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On July 24, 2024, Maris-Tech Ltd. (the “Registrant”) issued a press release titled “Maris-Tech Unveils “Diamond” System - A Revolutionary Defense 360° 3D Situational Awareness Solution for Armored Fighting Vehicles” (the “Press Release”), a copy of which is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The first, second and fourth paragraphs and the section titled “Forward-Looking Statement Disclaimer” in the Press Release are  incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated July 24, 2024, titled “Maris-Tech Unveils “Diamond” System - A Revolutionary Defense 360° 3D Situational Awareness Solution for Armored Fighting Vehicles”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: July 24, 2024	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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